File No. 333-14701
                                                         CIK NO. 814151

               SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549-1004

                       Amendment No. 1

                             to

                  Registration Statement

                             on

                          FORM S-6

  For Registration under the Securities Act of 1933 of Securities of
         Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:  STATE AND LOCAL TRUSTS, SERIES 1

B. Name of Depositor:  STERNE, AGEE & LEACH, INC.

C. Complete address of Depositor's principal executive offices:

                  1901 Sixth Avenue North
                 Birmingham, Alabama  35203

D. Name and complete address of agents for service:

     STERNE, AGEE & LEACH, INC.            CHAPMAN AND CUTLER
     Attention: Ashton Stuckey             Attention: Mark J. Kneedy
     1901 Sixth Avenue North               111 West Monroe Street
     Birmingham, Alabama  35203            Chicago, Illinois  60603

E. Title and amount of securities being registered: Indefinite number of Units of fractional undivided interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of filing fee:  Not Applicable

H. Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ / Check box if it is proposed that this filing will become effective on _______________, 1996 at 2:00 P.M. pursuant to Rule 487

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          STATE AND LOCAL TRUSTS, SERIES 1
               CROSS REFERENCE SHEET

      Pursuant to Rule 404(c) of Regulation C
          under the Securities Act of 1933

     (Form N-8B-2 Items Required by Instruction
          1 as to Prospectus on Form S-6)

Form N-8B-2 Item Number                         Form S-6 Heading in Prospectus

I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Name of trust                         )
   (b) Title of securities issued            ) Prospectus Front Cover Page

2. Name and address of Depositor             ) Sponsor Information

3. Name and address of Trustee               ) Trustee Information

4. Name and address of principal             ) Sponsor Information
   underwriter

5. Organization of trust                     ) Summary of the Trust

6. Execution and termination of              ) Summary of the Trust
   Trust Indenture and Agreement

7.  Changes of Name                          ) *

8.  Fiscal year                              ) *

9.  Material Litigation                      ) *


II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information conercing            ) Summary of Information
    the securities of the trust and          ) Redemption and Repurchase
    rights of holders                        )  of Units
                                             ) Description of Trust Portfolio-
                                             )  General
                                             ) Other Rights of Unitholders
                                             ) Sponsor Information
                                             ) Trustee Information
                                             ) Tax Status (Federal, State,
                                             )  Capital Gains)

11. Type of securities comprising            ) Prospectus Front Cover Page
     units                                   )

12. Certain information regarding            )*
     periodic payment certificates           )

13. (a) Load, fees, charges and              ) Prospectus Front Cover Page
     expenses                                ) Summary of Essential Financial
                                             )  Information
                                             ) Estimated Current Return
                                             ) Accrued Interest

    (b) Certain information regarding        ) *
     periodic payment plan certificates      )

    (c) Certain percentages                  ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Estimated Current Return
                                             ) Public Offering Information
                                             ) Accrued Interest

    (d) Certain other fees,                  ) Other Rights of Unitholders
     expenses or charges                     )
     payable by holders                      )

    (e) Load, fees, charges and              ) Other Rights of Unitholders
     charges not covered in 13(a)            )

    (f) Certain profits to be received       ) Sponsor Information
     by depositor, principal underwriter,    )
     trustee or any affiliated persons       )

    (g) Ratio of annual charges to income    ) *

14. Issuance of securities                   ) Summary of the Trust
                                             ) Public Offering Information

15. Receipt of payments                      ) Trust Administration

16. Purchase and sale of                     ) Summary of the Trust
     underlying securities                   ) Description of Trust Portfolio
                                             ) Trustee Information

17. Redemption of securities                 ) Redemption and Repurchase
                                             )  of Units
                                             ) Sponsor Information

18. (a) Receipt and disposition              ) Prospectus Front Cover Page
     of income                               ) Accrued Interest
                                             ) Distributions of Interest and
                                             )  Principal

    (b) Reinvestment of distributions        ) *

    (c) Reserves or special funds            ) Expenses of the Trust
                                             ) Summary of the Trust

    (d) Schedule of distributions            ) *

19. Records and accounts                     ) Other Rights of Unitholders

20. Indecture provisions regarding           ) Summary of the Trust
     depositor, trustee or indenture         ) Sponsor Information
     changes                                 ) Trustee Information

21. Loans to security holders                ) *

22. Limitations on liability                 ) Sponsor Information
                                             ) Trustee Information

23. Bonding of officers and employees        ) *

24. Other material provisions                ) *


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor                ) Sponsor Information

26. Fees received by Depositor               ) *

27. Business of Depositor                    ) Sponsor Information

28. Officials and affiliated                 ) *
     persons of Depositor                    )

29. Companies owning securities of           ) *
     Depositor                               )

30. Controlling persons                      ) *

31. Compensation of Officers of Depositor    ) *

32. Compensation of Directors                ) *

33. Compensation to Employees                ) *

34. Compensation to other persons            ) *


IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.Distribution of trust's securities        ) Prospectus Front Cover Page
    by states                                ) Objectives of the Trust

36.Suspension of sales of trust's            ) *
    securities                               )

37.Revocation of authority to                ) *
    distribute securities                    )

38. (a) Method of distribution               ) Public Offering Information
    (b) Underwriting agreements              )
    (c) Selling agreement                    )

39. (a) Organization of principal            ) Sponsor Information
         underwriter                         )

    (b) N.A.S.D. membership by               )Sponsor Information
     principal underwriter                   )


40. Certain fees received by                 ) Public Offering Information
     principal underwriter                   )

41. (a) Business of principal                ) Sponsor Information
     underwriter                             )

    (b) Branch offices or principal          ) *
     underwriter                             )

    (c) Salesmen or principal                ) *
     underwriter                             )

42. Ownership of securities of the trust     ) *

43. Certain brokerage commissions            ) *
     received by principal underwriter       )

44. (a) Method of valuation                  ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Public Offering Information
                                             ) Accrued Interest

                                             ) Redemption and Repurchase
                                             )  of Units

    (b) Schedule as to offering              ) Public Offering Information
     price                                   )

    (c) Variation in offering                ) Accrued Interest
     price to certain persons                ) Public Offering Information

45. Suspension of redemption rights          ) Redemption and Repurchase
                                             )  of Units

46. (a) Redemption Valuation                 ) Redemption and Repurchase
                                             )  of Units
                                             ) Accrued Interest
                                             ) Public Offering Information

    (b) Schedule as to redemption            ) *
     price                                   )

47. Purchase and sale of interests           ) Sponsor Information
     in underlying securities from           ) Redemption and Repurchase
     and to security holders                 )  of Units


V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. General information                      ) Trustee Information

49. Fees paid                                ) Summary of Essential Financial
                                             )  Information
                                             ) Expenses of the Trust

50. Lien on assets                           ) Accrued Interest
                                             ) Distribution of Interest and
                                             )  Principal
                                             ) Expenses of the Trust


VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's          ) *
     securities                              )


VII. POLICY OF REGISTRANT

52. (a) Provisions of trust agreement        ) Trustee Information
     with respect to replacement or          ) Description of Trust Portfolio-
     elimination of portfolio securities     )  Replacement Bonds

    (b) Transactions involving               ) *
     elimination of underlying securities    )

    (c) Policy regarding substitution or     ) Trustee Information
     elimination of underlying securities    ) Description of Trust Portfolio-
                                             )  Replacement Bonds

    (d) Fundamental policy not               ) *
     otherwise covered                       )

53. Tax status of trust                      ) Tax Status (Federal, State,
                                             )  Capital Gains)


VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during                ) *
     last ten years                          )

55.                                          ) *
56. Certain information regarding            )
57.   periodic payment certificates          )
58.                                          )
59. Financial statements                     ) Report Independent Public
                                             )  Accountants
                                             ) Statement of Condition

--------------------------
* Inapplicable, answer negative or not required.

                 STATE AND LOCAL TRUSTS, SERIES 1
                      TRUST ALABAMA, SERIES 7

THE TRUST. State and Local Trusts, Series 1 consists of the underlying unit investment trust set forth above. Trust Alabama, Series 7 is referred to herein as the "Trust." The Trust initially consists of bonds and delivery statements relating to contracts to purchase bonds and, thereafter, will consist of a $2,475,000 aggregate principal amount portfolio comprised of interest bearing obligations issued by or on behalf of municipalities or other governmental authorities in the State of Alabama (the "Bonds" or "Securities"). In the opinion of counsel, interest income to the Trust and to Unitholders thereof, with certain exceptions, is exempt under existing law from Federal and Alabama state income taxes, but may be subject to the Federal alternative minimum tax and other state and local taxes. Capital gains, if any, are subject to tax. The Trust will hold no more than 20% of its net assets in Securities which are subject to the Federal alternative minimum tax. As of the Date of Deposit, none of the principal amount of the Bonds in the Trust was subject to the Federal alternative minimum tax. The objectives of the Trust include (1) interest income which is exempt from Federal income taxes and Alabama state income taxes, (2) conservation of capital, and (3) liquidity of investment (see "Objectives of the Trust"). The payment of interest and the preservation of capital are dependent upon the continuing ability of the issuers and/or obligors of the Bonds to meet their respective obligations. Certain of the Bonds may be obligations which derive their payment from mortgage loans. A substantial portion of such Bonds will probably be redeemed prior to their scheduled maturities; any such early redemption would reduce the aggregate principal amount of the Trust and could also affect the Estimated Long-Term Return and the Estimated Current Return. Depending on which Bonds are redeemed at any given time, the then Estimated Long-Term Return and Estimated Current Return may be higher, lower or unchanged from the Estimated Long-Term Return and Estimated Current Return that existed immediately prior to such redemption. The Sponsor has a limited right to substitute other tax-exempt bonds in the Trust portfolio in the event of a failed contract. There is no assurance that the Trust's objectives will be met. The Sponsor of the Trust is Sterne, Agee & Leach, Inc., 1901 Sixth Avenue North, Birmingham, Alabama 35203.

PUBLIC OFFERING PRICE. The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering price of the Bonds in the portfolio divided by the number of Units outstanding, plus a sales charge equal to 5.50% of the Public Offering Price (5.820% of the aggregate offering price of the Bonds). After the initial public offering period, the secondary market public offering price will be equal to the aggregate bid price of the Bonds in the portfolio of the Trust divided by the number of Units outstanding, plus a sales charge of 5.90% of the Public Offering Price (6.270% of the aggregate bid price of the Bonds). If the Bonds in the Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. In addition, on transactions entered into on and after December 6, 1996, there will be added an amount equal to the accrued interest from December 10, 1996 to the date of settlement (three business days after order) less distributions from the Interest Account subsequent to December 10, 1996 (the "First Settlement Date"). If Units were available for purchase at the opening of business on the Date of Deposit, the Public Offering Price per Unit would have been $999.65.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.
     Please read this Prospectus and retain it for future reference.
           The date of this Prospectus is December 5, 1996.

                         STERNE, AGEE & LEACH, INC.
                                  SPONSOR

During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 150 Units. See "Public Offering Information." The value of the Bonds will fluctuate with market and credit conditions, including any changes in interest rate levels.

THE UNITS. Each Unit represents a fractional undivided interest in the principal and net income of the Trust in the ratio of one Unit for each $955.60 principal value of Bonds originally deposited in the Trust.
Initially, Units will be offered for sale in the minimum amount of five Units.

DISTRIBUTIONS. Distributions of interest received by the Trust will be made on a monthly basis (pro-rated on an annual basis). The first distribution to Unitholders will be made on January 1, 1997 to holders of record on December 15, 1996, and thereafter distributions will be made monthly on the first day of each month to record holders on the fifteenth day of the preceding month. Distributions of funds in the Principal Account, if any, will also be made monthly on the first day of each month to record holders on the fifteenth day of the preceding month.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders as of the business day prior to the Date of Deposit were as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to "Summary of Essential Financial Information."

REDEMPTION AND MARKET FOR UNITS. A Unitholder may redeem Units at the office of the Trustee at prices based upon the bid prices of the Bonds. In addition, although not obligated to do so, the Sponsor intends to maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of the Trust (see "Redemption and Repurchase of Units").

RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions and changes to the tax status of the Bonds. See "Description of Trust Portfolio _ Risk Factors."

                STATE AND LOCAL TRUSTS, SERIES 1
                     TRUST ALABAMA, SERIES 7
           SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
  As of December 4, 1996, the business day prior to the Date of Deposit

SPONSOR AND EVALUATOR:  STERNE, AGEE & LEACH, INC.
TRUSTEE:                THE TRUST COMPANY OF STERNE, AGEE & LEACH, INC.
                        (A WHOLLY-OWNED SUBSIDIARY OF THE SPONSOR)

Principal Amount of Bonds in Trust(1)                           $ 2,475,000
Number of Units                                                       2,590
Fractional Undivided Interest in Trust per Unit                     1/2,590
Principal Amount (Par Value) of Bonds per Unit(1)               $    955.60
Aggregate Offering Price of Bonds in the Trust                  $ 2,446,705
Aggregate Offering Price of Bonds per Unit                      $    944.67
Plus Sales Charge 5.50% (5.820% of the
   Aggregate Offering Price of the Bonds)                       $     54.98
Public Offering Price per Unit(2)                               $    999.65
Redemption Price per Unit(3)                                    $    933.41
Sponsor's Initial Repurchase Price per Unit(3)(4)               $    944.67
Excess of Public Offering Price per Unit Over
   Redemption Price per Unit                                    $     66.24
Excess of Public Offering Price per Unit Over
   Sponsor's Initial Repurchase Price per Unit                  $     54.98
Estimated Annual Interest Income per Unit                       $     53.64
Less: Estimated Annual Expense per Unit                         $      2.78
Estimated Annual Net Interest Income per Unit                   $     50.96
Estimated Daily Rate of Net Interest Income Accrual per Unit    $     .1415
Estimated Current Return(5)(6)(7)                                      5.10%
Estimated Long-Term Return(5)(6)(7)                                    5.00%
Initial Distribution(January 1, 1997)                           $0.71 per Unit
Date of Deposit                                                 December 5, 1996
First Settlement Date                                           December 10, 1996
Minimum Principal Distribution                                  $1.00 per Unit
Mandatory Termination Date                                      July 1, 2026
Minimum Market Value of Bonds Under Which Indenture
   May Be Terminated                                            $495,000
Distribution Dates                                              First day of every month commencing January 1, 1997
Trustee's Annual Fee                                            $1.22 per $1,000 principal amount of Bonds,
                                                                   exclusive of expenses of the Trust.
Evaluator's Annual Fee                                          $.25 per $1,000 principal amount of Bonds
Annual Audit Fee                                                $.38 per Unit

Evaluations for purpose of sale, purchase or redemption of Units are made as of 3:00 P.M. Central time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

(1) Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of a Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) No accrued interest will be added for any person contracting to purchase Units on the Date of Deposit. Anyone ordering Units after such date will pay accrued interest from the First Settlement Date to the date of settlement (three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. A person will become the owner of Units on the date of settlement provided payment has been received.

(3) Plus accrued interest to the settlement date in the case of sale or to the date of tender in the case of redemption.

(4) The Sponsor intends to maintain a secondary market for Units at prices based on the aggregate bid price of the Bonds in the Trust; however, during the initial offering period such prices will be based on the aggregate offering price of the Bonds.

(5) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge (see "Public Offering Information").

(6) The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Evaluator and the Supervisor and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and
(2) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

(7) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Trust are either set forth under the section titled
"Estimated Cash Flows to Unitholders" or are available on request.

SUMMARY OF THE TRUST

State and Local Trusts, Series 1, which is comprised of one unit investment trust, Trust Alabama, Series 7, was created under the laws of the State of Alabama pursuant to a Trust Indenture and Agreement (the "Indenture"), dated the date of this Prospectus (the "Date of Deposit"), between Sterne, Agee & Leach, Inc., as Sponsor and Evaluator, and The Trust Company of Sterne, Agee & Leach, Inc. (a wholly-owned subsidiary of the Sponsor), as Trustee.

The Trust consists of a portfolio of interest bearing obligations (or delivery statements relating to contracts to purchase obligations) issued by or on behalf of the State of Alabama and political subdivisions, municipalities and authorities thereof, the interest on which is excludable, in the opinion of recognized bond counsel, from Federal gross income taxes, and is exempt from Alabama state income tax. However, in the case of corporations, interest on all obligations held by the Trust may be subject to the alternative minimum tax for Federal income tax purposes. Accordingly, the Trust may be appropriate only for investors who are not subject to the alternative minimum tax. See "Tax Status (Federal, State, Capital Gains)." An investment in the Trust should be made with an understanding of the risks associated with an investment in such obligations. Fluctuations in interest rates may cause corresponding fluctuations in the value of the Bonds. The Sponsor cannot predict whether the value of the Bonds in a portfolio will increase or decrease.

On the Date of Deposit, the Sponsor deposited with the Trustee that principal amount of interest-bearing obligations, including delivery statements relating to contracts for the purchase of certain such obligations, indicated under "Summary of Essential Financial Information." Upon deposit of such Bonds the Trustee delivered to the Sponsor evidence of ownership of that number of Units for the Trust set forth under "Summary of Essential Financial Information," which are offered for sale by this Prospectus. Each Unit initially offered represents that undivided interest set forth under "Summary of Essential Financial Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain unchanged. Units in the Trust will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Indenture.

The Indenture may be amended at any time by consent of Unitholders representing at least 51% of the Units of the Trust then outstanding. The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the interest of the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in the Trust except in connection with the limited right of substitution of Replacement Bonds for failed Bonds (see "Description of Trust Portfolio") and for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after the execution thereof.

The Trust may be terminated at any time by consent of Unitholders representing at least 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust and will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor thereby reducing the net worth of the

Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held in the Trust, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution.

Written notice of any termination specifying the time or times at which Unitholders may surrender their Units for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of the Trust maintained by the Trustee. The Trustee will begin to liquidate any Bonds held in the Trust within a reasonable period of time from said notification and shall deduct from the proceeds any accrued costs, expenses or indemnities provided by the Indenture, including any compensation due the Trustee, any costs of liquidation and any amounts required for payment of any applicable taxes, governmental charges or final operating costs of the Trust.

The Trustee shall then distribute to Unitholders their pro rata shares of the remaining balances in the Principal and Interest Accounts of the Trust together with a final distribution statement which will be in substantially the same form as the annual distribution statement (see "Other Rights of Unitholders"). Any amount held by the Trustee in any reserve account will be distributed when the Trustee determines the reserve is no longer necessary in the same manner as the final distribution from the Principal and Interest Accounts (see "Distribution of Interest and Principal").

The Sponsor, Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own gross negligence, lack of good faith, willful misconduct or reckless disregard of their duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction.

Approximately 5% of the aggregate principal amount of the Bonds in the Trust are "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently.

DESCRIPTION OF TRUST PORTFOLIO

PORTFOLIO. The Trust consists of 8 obligations of issuers located in the State of Alabama. Four of the issues in the Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. The remaining issues are payable directly or indirectly from the income of a specific project or authority and are divided by source of revenue (and percentage of principal amount to total Trust) as follows:
Transportation, 1 (14.1%), Electric Utility, 1 (12.1%); Health Care, 1 (10.1%); and Civic Center, 1 (5.1%). The dollar weighted average maturity of the Bonds in the Trust is 25.9 years.

RISK FACTORS.  Since the Trust will invest substantially all of its assets in Alabama municipal securities, the Trust is susceptible to political and economic factors affecting the issuers of Alabama municipal securities. Alabama's economy has experienced a major trend toward industrialization over
the past two decades.   By 1994, manufacturing accounted for 25.58% of
Alabama's Real Gross State Product (the total value of goods and services produced in Alabama). During the 1960s and 1970s the State's industrial base became more diversified and balanced, moving away from primary metals into pulp and paper, lumber, furniture, electrical machinery, transportation equipment, textiles (including apparel), chemicals, rubber and plastics.
Since the early 1980s, modernization of existing facilities and an increase in direct foreign investments in the State has made the manufacturing sector more competitive in domestic and international markets.

Among several leading manufacturing industries have been pulp and papers and chemicals. In recent years Alabama has ranked as the fifth largest producer of timber in the nation. The State's growing chemical industry has been the natural complement of production of wood pulp and paper. Mining, oil and gas production and service industries are also important to Alabama's economy. Coal mining is by far the most important mining activity.

In recent years, the importance of service industries to the State's economy has increased significantly. The major service industries in the State are the general health care industries, most notably represented by the University of Alabama medical complex in Birmingham, and the high technology research and development industries concentrated in the Huntsville area. The financial, insurance and real estate sectors have also shown strong growth over the last several years.

Real Gross State Product (RGSP) is a comprehensive measure of economic performance for the State of Alabama. Alabama's RGSP is defined as the total value of all final goods and services produced in the State in constant dollar terms. Hence, changes in RGSP reflect changes in final output. From 1990-1994, RGSP originating in manufacturing increased by 2.0% per year while RGSP originating in all the non-manufacturing sectors grew by 1.9% per year.

Those non-manufacturing sectors exhibiting large percentage increases in RGSP originating between 1990 and 1994 were Services; Trade; Transportation, Communication, and Public Utilities. From 1990 to 1994, RGSP originating in Services grew by 3.3% per year, Trade grew by 2.8% per year, and Transportation, Communication, and Public Utilities grew by 2.6% per year. The present movement toward diversification of the State's manufacturing base and a similar present trend toward enlargement and diversification of the transportation, communication, and public utilities and service industries in the State are expected to lead to increased economic stability.

The economy in the State of Alabama recovered quickly from the recession of the early 1980's. Since 1983, the State has recovered and moved forward faster than the national average. The Alabama Development Office (ADO) reported as of December 31, 1994, that for the ninth consecutive year more than two billion dollars in capital investment was announced in Alabama for new and expanded industries. The State had new and expending capital investments of more than $3 billion in 1995, of $2.6 billion in 1994 and $2.4 billion in 1993. These expenditures included 20,253 announced jobs created by 1,025 companies for 1993 and 22,862 announced jobs by 944 companies in 1994. In the last six years, in excess of $15 billion has been announced in new or expanding industry in the State. Some of the largest investments during the period 1990-1995 included Champion International ($550 million); Mercedes Benz ($520 million); Trico Steel Co. LLC ($450 million); Boise Cascade Corp. ($400 million); Amoco Chemicals ($350 million); EXXON Company, USA ($300 million); Amoco Chemicals ($250 million); Acustar Inc. ($200 million); United States Steel Corp. ($200 million); Courtlaulds Fibers, Inc. ($170 million); and USS Fairfield Works ($150 million).

Estimated expenditures for the 1997 budget call for $3.5 billion from the Special Education Trust Fund and $875.1 million from the General Fund. Revenues from the two funds for 1995 were $4,078 million and are projected to be over $4.2 billion for 1996. Unemployment has declined slightly in the most recent period, with the average rate for 1996 standing at 5.2%, while the 1995 unemployment rate was 5.9%.

Among other risks, the State of Alabama's economy depends upon cyclical industries such as iron and steel, natural resources, and timber and forest products. As a result, economic activity may be more cyclical than in certain other Southeastern states. The national economic recession in the early 1980s caused a decline in manufacturing activity and natural resource consumption, and Alabama's unemployment rate was 14.4% in 1982, significantly higher than the national average. Unemployment remains high in certain rural areas of the State. A trend towards diversification of the State's economic base and an expansion of service industries may lead to improved economic stability in the future, although there is no assurance of this.

Political subdivisions of the State of Alabama have limited taxing authority. In addition, the Alabama Supreme Court has held that a governmental unit may first use its taxes and other revenues to pay the expenses of providing governmental services before paying debt service on its bonds, warrants or other indebtedness. The State has statutory budget provisions which result in a proration procedure in the event estimated budget resources in a fiscal year are insufficient to pay in full all appropriations for that year. Proration has a materially adverse effect on public entities that are dependent upon State funds subject to proration.

Deterioration of economic conditions could adversely affect both tax and other governmental revenues, as well as revenues to be used to service various revenue obligations, such as industrial development obligations. Such difficulties could affect the market value of the bonds held by the Trust and thereby adversely affect Unitholders.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trust to pay interest on or principal of the Bonds.

Approximately 14% of the aggregate principal amount of Bonds in the Trust are transportation revenue bonds. Payment on such bonds is dependent on revenues from projects such as tolls on turnpikes. Therefore, payment may be adversely affected by a reduction in revenues due to such factors as competition from toll-free vehicular bridges and roads, increased cost of maintenance, lower cost of alternative modes of transportation and a reduction in the availability of fuel to motorists or significant increases in the costs thereof.

Approximately 12% of the aggregate principal amount of the Bonds in the Trust consists of obligations whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such Bonds to make payments of principal and/or interest on such Bonds.

Approximately 10% of the aggregate principal amount of the Bonds in the Trust are hospital revenue bonds. In view of this, an investment in the Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipt and net income available for debt service will be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, and government regulation. Federal legislation requires a system of prospective Medicare reimbursement which may restrict the flow of revenues to hospitals and other facilities which are reimbursed for services provided under the Medicare program. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse changes in these areas may adversely affect the ability of such issuers to make payment of principal and interest on Bonds held in the portfolio of the Trust. Such adverse changes also may adversely affect the ratings of the Bonds held in the portfolio of the Trust.

Approximately 5% of the aggregate principal amount of the Bonds in the Trust consists of obligations which are payable from and secured by revenues primarily derived from the ownership and operation of facilities such as civic centers, convention centers, stadiums and arenas. Payment on such Bonds is dependent on revenues from the related projects, user fees from facilities and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative facilities and reduction or loss of rents.

REPLACEMENT BONDS. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including any Bonds purchased on a "delayed delivery" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Trust.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by the State of Alabama or its political subdivisions, (ii) must have a fixed maturity date of at least 10 years, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds and (v) must be rated "BBB-" or better by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") or "Baa3" or better by Moody's Investors Service, Inc. ("Moody's"). Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Bonds and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right to limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Bond should not be acquired by the Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the Trust.

GENERAL. Certain of the Bonds in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. See "Trust Portfolio" and footnote (3) in "Notes to Trust Portfolio." See also "Portfolio" above for possible redemptions prior to initial stated call dates. Certain of the Bonds in the Trust may have been purchased by the Trust at premiums over the par value (principal amount) of such Bonds (see "Trust Portfolio"). To the extent Unitholders acquire their Units at a time Bonds are valued at a premium over such par value and such Bonds are subsequently redeemed or prepaid at par or for less than such valuations, Unitholders will likely sustain losses in connection with such redemptions or prepayments. For the tax effects of Bond redemptions generally, see "Tax Status (Federal, State, Capital Gains)."

To the best knowledge of the Sponsor there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Trust has received opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

OBJECTIVES OF THE TRUST

The Trust has been formed to provide residents of the State of Alabama interest income which is exempt from Federal and Alabama state income taxes. In addition, the Trust also has objectives which include conservation of capital and liquidity of investment. There is no assurance that the Trust's objectives will be met.

In selecting Bonds for the Trust, the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Bonds was in no case less than "BBB-" or the Moody's rating of the Bonds was in no case less than "Baa3" including provisional or conditional ratings, respectively, or, if not rated, the Bonds had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Trust (see "Description of Bond Ratings") and (b) the prices of the Bonds relative to other bonds of comparable quality and maturity. Medium-quality Bonds (rated BBB or A by S&P or Baa or A by Moody's) are obligations of issuers that are considered to possess adequate, but not outstanding, capacities to service the obligations. Investment in medium-quality debt securities involves greater investment risk, including the possibility of issuer default or bankruptcy, than investment in higher-quality debt securities. An economic downturn could severely disrupt this market and adversely affect the value of outstanding bonds and the ability of the issuers to repay principal and interest. During a period of adverse economic changes, including a period of rising interest rates, issuers of such bonds may experience difficulty in servicing their principal and interest payment obligations. Medium-quality debt securities tend to be less marketable than higher-quality debt securities because the market for them is less broad. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly, and the Trust may have greater difficulty selling the medium-quality debt securities in its portfolio. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Bond from a portfolio but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond (see "Trustee Information").

The Trust consists of a portfolio of fixed rate, long-term debt obligations. An investment in the Trust should be made with an understanding of the risks associated with an investment in such obligations. Fluctuations in interest rates may cause corresponding fluctuations in the value of the Bonds in the portfolio. The Sponsor cannot predict whether the value of the Bonds in the portfolio will increase or decrease.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

As of the business day prior to the Date of Deposit, the Estimated Current Return and the Estimated Long-Term Return were as set forth in "Summary of Essential Financial Information." Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in the Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (1) the amounts paid by Unitholders and
(2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made.

PUBLIC OFFERING INFORMATION

Units in the Trust are offered at the Public Offering Price which during the initial public offering period is based on the offering prices of the Bonds in the Trust plus a sales charge of 5.50% of the Public Offering Price (equivalent to 5.820% of the net amount invested) and which in the secondary market is based on the bid prices of the Bonds in the portfolio and includes a sales charge of 5.90% of the Public Offering Price (equivalent to 6.270% of the net amount invested) plus accrued and undistributed interest to the settlement date. The initial public offering period shall be the earlier of the sale to the public of all the Units in the Trust or 30 days from the date of this Prospectus; provided, however, the Sponsor reserves the right to extend this period for three successive 30-day periods. Upon termination of the initial offering period, any unsold Units and any Units repurchased in the secondary market may be offered by this Prospectus at the secondary Public Offering Price in the manner described herein. The sales charge applicable to quantity purchases is reduced during the initial public offering period on a graduated basis to any person acquiring at least 150 Units as follows:

                                                DOLLAR AMOUNT OF
                                            SALES CHARGE REDUCTION
        NUMBER OF UNITS PURCHASED                  PER UNIT
        -------------------------           ----------------------
             150-249 Units                        $   2.50
             250-499 Units                            5.00
             500-799 Units                            7.75
             800 or more Units                       10.00

Any reduced sales charge shall be the responsibility of the selling dealer. The reduced sales charge will apply on all purchases of Units in the Trust made by the same person on any one day from any one dealer. Units purchased in the name of the spouse of a purchaser or in the name of a child of any such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be a single purchase by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

During the initial offering period, Units will be distributed to the public by the Sponsor and through certain dealers. Dealers will be allowed a concession during the initial offering period equal to 3.25% of the Public Offering Price. In the secondary market such concession will amount to 4.00% of the Public Offering Price.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in an amount allowing a concession equal to that shown above for dealers. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act.

Broker-dealers of the Trust may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

To facilitate the handling of transactions during the initial public offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession to dealers, set forth below, from time to time.

ACCRUED INTEREST

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in the Trust is paid to the Trustee either monthly or semi-annually. However, interest on the Bonds in the Trust is accounted for daily on an accrual basis. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee because of coupons that are not yet due. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued and undistributed interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor, as the Unitholder of record on such date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest arising after the First Settlement Date of the Trust, less any distributions from the Interest Account subsequent to this First Settlement Date. Since the First Settlement Date is the date of settlement for anyone ordering Units on the Date of Deposit, no accrued interest will be added to the Public Offering Price of Units ordered on the Date of Deposit.

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

REDEMPTION AND REPURCHASE OF UNITS

Unitholders may redeem all or a portion of their Units by tender to the Trustee, at its corporate office, of a request for redemption of the Units, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the redemption price per Unit as next computed after receipt by the Trustee of such tender of Units as determined by the bid price of the Bonds in the Trust on the date of tender (the "Redemption Price") plus accrued interest through the date of tender. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. The value of the Bonds will fluctuate with market and credit conditions, including any changes in interest rate levels.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in the portfolio of the Trust to make funds available for redemption. Units redeemed shall be cancelled and not be available for reissuance.

The recognized date of tender is deemed to be the date on which Units are received in proper form by the Trustee prior to 3:00 p.m. Central time. Units received by the Trustee after 3:00 p.m. will be deemed to have their recognized date of tender on the next business day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that date (see "Evaluation of the Trust").

To the extent that Bonds in the portfolio of the Trust are sold to meet redemptions, the size and diversity of the Trust will be reduced. Such sales may occur at a time when Bonds might not otherwise be sold which may result in lower prices received on the Bonds than might be realized under normal trading conditions.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Unit is issued.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's repurchase price in the secondary market at that time equals or exceeds the redemption price, it may repurchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the tendering Unitholder not later than the day on which payment would otherwise have been made by the Trustee. The secondary market Public Offering Price of any Units thus acquired by the Sponsor will be in accord with the procedure described in the then currently effective prospectus relating to such Units. Units held by the Sponsor may be tendered to the Trustee for redemption. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

Although not obligated to do so, the Sponsor intends to maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the redemption price, which is based upon the aggregate bid price of the Bonds in the portfolio. The aggregate bid prices of the underlying Bonds in the Trust are expected to be less than the related aggregate offering prices. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

DISTRIBUTION OF INTEREST AND PRINCIPAL

Interest received by the Trust, including that part of the proceeds from the disposition of Bonds, if any, which represents accrued interest, is credited by the Trustee to the Interest Account for the Trust. Any other receipts are credited to the Principal Account for the Trust. Interest received by the Trust will be distributed on or shortly after the first day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which is the fifteenth day of the preceding month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed on the fifteenth day of each month and will be distributed to the Unitholders as of the first day of the following month. Such principal distribution may be combined with any interest distribution due to the Unitholder at that time. Proceeds received from the disposition of any of the Bonds in the portfolio of the Trust after each record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefit from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit.

The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the Unitholder's pro rata share of the estimated annual income after deducting estimated expenses. Because interest payments are not received by the Trust at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account on the ensuing record date. A person who purchases Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer.

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust (see "Expenses of the Trust"). The Trustee may also withdraw from said accounts an amount, if deemed necessary, to fund a reserve for any governmental charges or anticipated Trust expenses which may be payable out of the Trust. Amounts so withdrawn will not be considered a part of the Trust's assets until such time as the Trustee shall return all or part of the amount withdrawn to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee (see "Description of Trust Portfolio" and "Redemption and Repurchase of Units").

Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal procedures.

TAX STATUS (FEDERAL, STATE, CAPITAL GAINS)

Federal Income Taxation. At the respective times of issuance of the Bonds, opinions relating to the validity thereof, to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is, however, includable in gross income for Federal income tax purposes and may be includable in gross income for state tax purposes. It should be noted in this connection that such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. Neither the Sponsor nor its counsel have made any special review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for such opinions.

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1) the Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on the Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders; however, such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"); and

(2) each Unitholder is considered to be the owner of a pro rata portion of the Trust under subpart E, subchapter J of Chapter I of the Code and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder.
The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult their tax advisors regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholders pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption) or upon the sale or redemption of the Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of the Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if adopted, would generally extend the financial institution rules to all corporations effective for obligations acquired after the date of announcement. Investors with questions regarding these issues should consult with their tax advisers.

In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In general, Section 86 of the Code provides that 50% of Social Security benefits are includable in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds the "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax exempt interest. To the extent that Social Security benefits are includable in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December
31, 1993, up to 85% of Social Security benefits are includable in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1986 is included as an item of tax preference.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which is defined as net long term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

The alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the AMTI and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on the Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. However, the Superfund Tax could be extended retroactively. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

Alabama Taxation. In the opinion of Balch & Bingham, Birmingham, Alabama, Special Counsel to the Fund for Alabama tax matters, under existing Alabama income tax law applicable to taxpayers whose income is subject to Alabama income taxation:

The Trust is not taxable as a corporation for purposes of the Alabama income tax.

Income of the Trust, to the extent it is taxable, will be taxable to the Unitholders, not the Trust.

Each Unitholder's distributive share of the Trust's net income will be treated as the income of the Unitholder for purposes of the Alabama income tax.

Interest on obligations of the State of Alabama and subdivisions thereof and on bona fide tax-exempt obligations of the United States' Possessions held by the Trust which is exempt from Alabama income tax will retain its tax-exempt character when the distributive share thereof is distributed or deemed distributed to each Unitholder.

Each Unitholder will, for purposes of the Alabama income tax, treat his distributive share of gains realized upon the sale or other disposition of the Bonds held by the Trust as though the Bonds were sold or disposed of directly by the Unitholders.

Gains realized on the sale or redemption of Units by Unitholders, who are subject to the Alabama income tax, will be includable in the Alabama income of such Unitholders.

For information with respect to the Federal income tax status and other tax matters, see "Federal Income Taxation" above.

All statements of law in the Prospectus concerning exemption from Federal, state or other taxes are the opinion of counsel and are to be so construed.

EXPENSES OF THE TRUST

The Sponsor has borne the costs of establishing the Trust, including the cost of initial preparation, printing and execution of the Indenture and the certificates, legal and accounting expenses, advertising expenses, selling expenses, expenses of the Trustee, initial fees for evaluations and other out-of-pocket expenses, at no cost to the Trust.

The Sponsor will not receive any fees in connection with activities relating to the Trust. For regularly evaluating the portfolio of the Trust, the Evaluator (which is also the Sponsor) will receive that minimum annual fee set forth under "Summary of Essential Financial Information" which fee is based on the largest aggregate amount of Bonds in the Trust at any time during such period.

The Trustee, which is a wholly-owned subsidiary of the Sponsor, will receive for ordinary services that annual fee set forth under "Summary of Essential Financial Information," which fee is based on the largest aggregate amount of Bonds in the Trust at any time during such period.

The foregoing fees may be adjusted without prior approval from Unitholders, provided that all adjustments upward will not exceed the cumulative percentage increase of the United States Department of Labor's Consumer Price Index or, if such index is no longer published, in a comparable index. Each of the foregoing fees may exceed the actual costs of providing the respective services for this Trust, but at no time will the total amount received for the respective services rendered to unit investment trusts of which Sterne, Agee & Leach, Inc. is the sponsor in any calendar year exceed the aggregate cost of supplying such services in such year. In addition, the

Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions). Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Indenture, see "Trustee Information" and "Other Rights of Unitholders."

The following is a summary of expenses of the Trust which, when owed to the Trustee, are secured by a lien on the assets of the Trust: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (2) any taxes and other governmental charges upon the Bonds or any part of the Trust (no such taxes or charges are currently being levied, or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture and all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) and auditing fees sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without gross negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds from the Trust in order to pay these amounts if funds are not available in the Interest and Principal Accounts.

EVALUATION OF THE TRUST

As of the opening of business on the Date of Deposit, the price of the Units was determined on the basis of an initial evaluation of the Bonds in the Trust prepared by Ranson & Associates, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the opening of business on the Date of Deposit and during the period of initial public offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Bonds as of 3:00 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 3:00 P.M. Central time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the Redemption Price per Unit on a daily basis on days the New York Stock Exchange is open (and on any other days on which Sponsor secondary market transactions or redemptions occur). Each evaluation of the Trust has been and will be determined on the basis of cash on hand in the Trust or money in the process of being collected, the value of the Bonds in the portfolio of the Trust based on the bid prices of the Bonds and interest accrued thereon not subject to collection less any taxes or governmental charges payable, any accrued expenses of the Trust and any cash held for distribution to Unitholders. The result of that computation is then divided by the number of Units outstanding as of the date thereof to determine the per Unit value of the Trust.

The Evaluator may determine the value of the Bonds in the portfolio of the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held in the Trust; (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds; (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds; or (4) by any combination of the above. Although the Unit value is based on the bid prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the offering prices of the Bonds.

The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge and any interest accrued but undistributed. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in the portfolio of the Trust plus the applicable sales charge and accrued interest. The offering price of Bonds in the portfolio of the Trust may be expected to range from 1%-2% more than the bid price of such Bonds.

OTHER RIGHTS OF UNITHOLDERS

The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement
(1) as to the Interest Account for the Trust; interest received (including amounts representing interest received upon any disposition of Bonds), deductions for fees and expenses of the Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account for the Trust: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year;
(4) the Redemption Price based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of the Trust shall be audited, not less frequently than annually, by independent certified public accountants.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Bonds in the Trust furnished to it by the Evaluator.

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust is evidenced in book entry form only. Units are transferable by written request to the Trustee. A Unitholder must sign exactly as his name appears on the books of the Trustee with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Units will be issued in denominations of one Unit or any whole multiple thereof. Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee to be determined by the Trustee for each Unit transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange.

SPONSOR INFORMATION

Sterne, Agee & Leach, Inc. was organized under the laws of the State of Delaware in 1964. Prior to 1964 the business of the Sponsor was conducted by a partnership originally formed in 1916. The Sponsor is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). In addition to acting as sponsor of various unit investment trusts, Sterne, Agee & Leach is engaged in a general securities business, which includes the underwriting and distribution of municipal securities.

The Sponsor's offices are located at 1901 Sixth Avenue North, Birmingham, Alabama 35203. As of March 29, 1996, the total equity of Sterne, Agee & Leach, Inc. was $11,530,727. (This paragraph relates only to the Sponsor and not to any Series of the Trust or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Dealers will purchase the Units from the Sponsor on the Date of Deposit at a price equal to the Public Offering Price per Unit less that percentage indicated under "Public Offering Information." Any reduced sales charge for quantity purchases as described under "Pubic Offering Information" will be the responsibility of the dealer. In addition to that portion of the sales commission retained by the Sponsor, the Sponsor will realize a profit or sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to the Trust (which is based on the aggregate offering price of the Bonds in the portfolio of the Trust on the Date of Deposit as determined by Ranson & Associates, Inc.). See "Schedule of Investments." The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired by the Sponsor from underwriting syndicates of which it was a member. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicate from which 18% of the aggregate principal amount of the Bonds in the portfolio of the Trust was acquired. The Sponsor may realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in the Trust after the Date of Deposit.

As stated under "Redemption and Repurchase of Units," the Sponsor intends to maintain a secondary market for the Units of the Trust. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in the Trust and includes a sales charge of 5.90%). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Indenture and liquidate the trust as provided therein or (iii) continue to act as Trustee without terminating the Indenture.

TRUSTEE INFORMATION

The Trustee, The Trust Company of Sterne, Agee & Leach, Inc., is a wholly-owned subsidiary of the Sponsor and is a trust company specializing in investment related services, organized and existing under the laws of Alabama, having its trust office at 1901 Sixth Avenue North, Birmingham, Alabama 35203. The Trustee is subject to supervision and examination by the State of Alabama.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the Trust portfolio. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder and for the payment of expenses for which funds may not be available, such of the Bonds as are designated by the Sponsor or as the Trustee in its sole discretion may deem necessary. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, so that in the opinion of the Sponsor the retention of such Bonds would be detrimental to the interest of the Unitholders. The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "Description of Trust Portfolio" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Bonds initially deposited is not permitted.

If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

In accordance with the Indenture, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Indenture on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Trust.

Under the Indenture, the Trustee or any successor trustee may resign and be discharged of the trust created by the Indenture by executing an instrument in writing and filing the same with the Sponsor. The Trustee or any successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Indenture at any time or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $500,000.

LEGAL AND AUDITING MATTERS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, Chicago, Illinois as special counsel for the Sponsor. Certain matters relating to Alabama tax law have been passed upon by Balch & Bingham, Birmingham, Alabama.

The "Statement of Condition" and "Schedule of Investments" at the Date of Deposit included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report herein, and are included in reliance upon such report given upon the authority of said firm as experts in giving said report.

DESCRIPTION OF BOND RATINGS

STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. A description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligators such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

(1) Likelihood of default_capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

(2)  Nature of and provisions of the obligation;

(3) Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA_This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA_Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A_Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB_Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa_Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa_Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in few specific instances.

A_Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa_Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con. (_-)_Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

TAX-EXEMPT/TAXABLE ESTIMATED CURRENT RETURN EQUIVALENTS

As of the date of this Prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using the published 1996 marginal Federal tax rates and marginal Alabama tax rates currently available and scheduled to be in effect. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a federal bracket, the highest state rate corresponding to the highest income within that Federal bracket is used. The combined Federal and state tax brackets shown were computed by taking into account the cross-deductibility of each tax in determining the other. The table does not reflect any local taxes or any taxes other than personal income taxes. The table illustrates approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. Locate your income (after deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

      Taxable Income                               Tax-Exempt Estimated Current Return
--------------------------------                   -----------------------------------
Single                 Joint
Return                 Return        Tax      41/2%   5%    51/2%    6%    61/2%    7%    71/2%
       In thousands                Bracket*      Equivalent Taxable Estimated Current Returns
--------------------------------   --------   ---------------------------------------------------
$    0 - 24.00      $  0 - 40.10    18.60%    5.53%  6.14%  6.76%   7.37%   7.99%   8.60%   9.21%
  24.00- 58.15     40.10 - 96.90    30.60     6.48   7.20   7.93    8.65    9.37   10.09   10.81
 58.15- 121.30    96.90-  147.70    33.40     6.76   7.51   8.26    9.01    9.76   10.51   11.26
121.30- 263.75    147.70- 263.75    38.10     7.27   8.08   8.89    9.69   10.50   11.31   12.12
   Over 263.75       Over 263.75    41.50     7.69   8.55   9.40   10.26   11.11   11.97   12.82

* The table does not reflect any federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits. Such limitations were designed to phase-out certain benefits of these deductions for higher income taxpayers.

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales material compare the then current estimated returns on the Trust and return over specified periods on other similar Sterne, Agee & Leach, Inc. sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the Federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of Sterne, Agee & Leach, Inc. and Unitholders of State and Local Trusts, Series 1 (Trust Alabama, Series 7):

We have audited the accompanying statement of condition and the schedule of investments at the date of deposit of State and Local Trusts, Series 1 (Trust Alabama, Series 7), as of December 5, 1996. This statement of condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on this statement of condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of deposited securities and cash for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at the date of deposit referred to above present fairly, in all material respects, the financial position of State and Local Trusts, Series 1 (Trust Alabama, Series 7) as of December 5, 1996, in conformity with generally accepted accounting principles.


                                       ARTHUR ANDERSEN LLP
Birmingham, Alabama
December 5, 199

                 STATE AND LOCAL TRUSTS, SERIES 1
                     (TRUST ALABAMA, SERIES 7)
                      STATEMENT OF CONDITION
                      AS OF DECEMBER 5, 1996

TRUST PROPERTY
Bonds deposited                                                                                $ 2,146,705
Sponsor's contract to purchase Bonds, backed by cash (1) (2)                                       300,000
Accrued interest to December 5, 1996 on underlying Bonds (1)                                        21,083
                                                                                               -----------
          TOTAL                                                                                $ 2,467,788
                                                                                               ===========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability:
  Accrued interest to December 5, 1996 on underlying Bonds (3)                                 $    21,083
Interest of Unitholders:
  Units of fractional undivided interest outstanding (2,590)
    Cost to investors (4)                                                                      $ 2,589,106
      Less: Gross underwriting commission (5)                                                      142,401
  Net amount applicable to investors                                                           $ 2,446,705
                                                                                               -----------
          TOTAL                                                                                $ 2,467,788
                                                                                               ===========
-------------------------------

NOTES:

(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which cash has been deposited with the Trustee on the Date of Deposit. The amount of such cash deposited equals the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts;
the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Ranson & Associates, Inc. as of the close of business on the business day prior to the Date of Deposit. See "Evaluation of the Trust".

(3) Representing, as set forth in "Accrued Interest", advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(4) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "Public Offering Information".

(5) The gross underwriting commission of 5.50% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 150 Units or more, the sales charge is reduced.
(See "Public Offering Information".

TRUST ALABAMA, SERIES 7

SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, DECEMBER 5, 1996

                       NAME OF ISSUER, TITLE, COUPON RATE
                      AND MATURITY DATE OF BONDS DEPOSITED
AGGREGATE             IN TRUST OR REPRESENTED BY SPONSOR'S                                   REDEMPTION            COST OF BONDS
PRINCIPAL               CONTRACTS TO PURCHASE BONDS(1)(5)                 RATINGS(2)        PROVISION(3)            TO TRUST(4)
_________________________________________________________________________________________________________________________________
$   200,000     City of Bayou La Batre, Alabama General Obligation            AAA               2002 @ 102         $   225,200
                Warrants, Series 1992 (AMBAC Insured) 7.25%,                                    2004 @ 100
                Due 9/1/2016                                                                    2013 @ 100 S.F.

  * 300,000     Clarke-Mobile Counties Gas District (Alabama) Gas             Aaa#              2006 @ 100             300,000
                Revenue Bonds, Series 1996 (MBIA Insured) 5.60%,                                2012 @ 100 S.F.
                Due 12/1/2017

 @@ 125,000     Birmingham-Jefferson Civic Center Authority                   AAA               Noncallable             36,068(6)
                (Jefferson County Alabama) Refunding and Capital
                Outlay Special Tax Bonds, Series 1992 (MBIA
                Insured) 0.00%, Due 9/1/2018

 @@ 500,000     City of Oxford, Alabama General Obligation Sewer              AAA               2006 @ 102             506,340
                Warrants, Series 1996 (AMBAC Insured) 5.75%,                                    2008 @ 100
                Due 9/1/2021                                                                    2015 @ 100 S.F.

 @@ 250,000     Fairfield, Alabama General Obligation Warrants,               AAA               2002 @ 102             269,242
                Series 1992 (AMBAC Insured) 6.30%, Due 6/1/2022                                 2004 @ 100

 @@ 500,000     City of Fort Payne, Alabama General Obligation                AAA               2006 @ 102             506,225
                Warrants, Series 1996 (FSA Insured) 5.75%,                                      2008 @ 100
                Due 5/1/2026                                                                    2017 @ 100 S.F.

 @@ 350,000     Birmingham Airport Authority Airport Revenue Bonds,           AAA               2006 @ 102             350,000
                Series 1996 (MBIA Insured) 5.625%, Due 7/1/2026                                 2008 @ 100
                                                                                                2017 @ 100 S.F.

 @@ 250,000     Bessemer, Alabama Medical Clinic Board Revenue                AAA               2006 @ 102             253,630
                (Bessemer Carraway Medical Center), Series 1996                                 2008 @ 100
                (MBIA Insured) 5.875%, Due 5/15/2026                                            2020 @ 100 S.F.

-----------                                                                                                        -----------
$ 2,475,000                                                                                                        $ 2,446,705
===========                                                                                                        ===========

See "Notes to Trust Portfolio.

See "Notes to Trust Portfolio.


NOTES TO TRUST PORTFOLIO:
(1) Contracts to acquire Bonds were entered into by the Sponsor during the period September 24, 1996 through November 26, 1996. All Bonds have been delivered to the Trust on the Date of Deposit, except for one Bond which is expected to settle on December 19, 1996, the performance of which cash has been deposited with the Trustee.

(2) Securities ratings represent the latest published ratings by Standard & Poor's unless marked with a "#" in which case the rating is by Moody's or unless marked with a "&&" in which case the Sponsor expects Standard & Poor's or Moody's, upon the receipt of an insurance policy obtained by the issuer, to issue a AAA rating. A brief description of the applicable Standard & Poor's or Moody's rating symbols and their meanings is set forth under "Description of Bond Ratings." "N/R" indicates that no rating has been provided for such Bonds; in the opinion of the Sponsor, these Bonds have credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Trust. "**" indicates rating is contingent upon receipt by Standard & Poor's of final documentation.

(3) There is shown under this heading the year in which each issue of Bonds is initially redeemable and the redemption price for that year or, if currently redeemable, the redemption price in 1996; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the Trust portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. "S.F." indicates a sinking fund is established with respect to an issue of Bonds.

(4) During the initial offering period, evaluations of the Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units.

(5) Other information regarding the Bonds in the Trust, at the opening of business on the Date of Deposit, is as follows:

     COST OF BONDS     PROFIT TO     ANNUAL INTEREST     BID SIDE VALUE
      TO SPONSOR        SPONSOR      INCOME TO TRUST       OF BONDS
     -------------     ---------     ---------------     --------------
      $2,438,213        $8,493          $138,925          $2,417,525

The Sponsor has entered into contracts which hedge interest rate fluctuations on certain Bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost of Bonds to Sponsor.

(6) This Bond has been purchased at a discount from par value because there is little or no stated interest income thereon. Such bonds are normally described as "zero coupon" bonds. Over the life of such bonds the value increases such that upon maturity the holder of such bonds will receive
100% of the principal amount thereof. Approximately 5% of the aggregate principal amount of the Bonds in the Trust are "zero coupon" bonds.

(7) None of the aggregate principal amount of the Bonds in the Trust are subject to the alternative minimum tax. The interest income from each such Bond will be treated as an item of tax preference for purposes of computing the alternative minimum tax of all Unitholders of the Trust. Each such Bond is identified in the portfolio with a "##".

 %% This Bond is the same issue as another Bond in the portfolio.
 @@ This Bond was issued at an original issue discount.
 * This Bond is represented by a "when, as and if issued" or "delayed delivery" contract and has expected settlement date after the "First Settlement Date" of the Trust. Interest on this Bond begins accruing to the benefit of Unitholders on the date of delivery

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or any dealer. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


TABLE OF CONTENTS

TITLE                                                     PAGE
_____                                                     ____
Summary of Essential Financial Information                   3
Summary of the Trust                                         5
Description of Trust Portfolio                               7
Objectives of the Trust                                     11
Estimated Current Return and Estimated Long-Term Return     12
Public Offering Information                                 13
Accrued Interest                                            14
Redemption and Repurchase of Units                          15
Distribution of Interest and Principal                      16
Tax Status (Federal, State, Capital Gains)                  17
Expenses of the Trust                                       21
Evaluation of the Trust                                     22
Other Rights of Certificateholders                          23
Sponsor Information                                         24
Trustee Information                                         25
Legal and Auditing Matters                                  26
Description of Bond Ratings                                 26
Tax-Exempt/Taxable Estimated Current Return Equivalents     29
Report of Independent Public Accountants                    30
Statement of Condition                                      31
Schedule of Investments                                     32
Notes to Schedule of Investments                            33

                CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

   The facing sheet
   The Cross-Reference Sheet
   The Prospectus
   The undertaking to file reports
   The signatures

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement on Form S-6 for the Trust (Registration No. 333-14701) as filed on October 23, 1996.

1.2 Articles of Incorporation of Sterne, Agee & Leach, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for the Trust (Registration No. 333-14701) as filed on October 23, 1996.

1.3 By-laws of Sterne, Agee & Leach, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for the Trust (Registration No. 333-14701) as filed on October 23, 1996.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to Alabama tax status of securities being registered.

4.1    Consent of Ranson & Associates, Inc.

4.2    Consent of Arthur Andersen LLP.

6.1 Power of Attorney. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for the Trust (Registration No. 333-14701) as filed on October 23, 1996.

                    UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                            SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, State and Local Trusts, Series 1 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham and State of Alabama on the 4th day of December, 1996.


                                STATE AND LOCAL TRUSTS, SERIES 1

                                By STERNE, AGEE & LEACH, INC., Depositor


                                By         ASHTON STUCKEY
                                  -----------------------------------
                                  Ashton Stuckey
                                  Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on December 4, 1996 by the following persons in the capacities indicated.

    SIGNATURE                     TITLE

CRAIG BARROW III                 Director
------------------------
Craig Barrow III

LINDA M. DANIEL                  Director
------------------------
Linda M. Daniel

WILLIAM H. FLANDERS              Director
------------------------
William H. Flanders

R. ANDREW GARRETT                Director
------------------------
R. Andrew Garrett

JAMES S. HOLBROOK, JR.           Director
------------------------
James S. Holbrook, Jr.

ALONZO H. LEE, JR.               Director
------------------------
Alonzo H. Lee, Jr.

    SIGNATURE                     TITLE

KATHRYN W. MIREE                 Director
------------------------
Kathryn W. Miree

WILLIAM LEE SMITH                Director
------------------------
William Lee Smith

F. EUGENE WOODHAM                Director
------------------------
F. Eugene Woodham


                                                     ASHTON STUCKEY
                                               ------------------------------
                                               Ashton Stuckey
                                               (Attorney-in-fact*)
-------------------
* The power of attorney is incorporated herein by reference to the Registration Statement on Form S-6 for the Trust (File No. 333-14701) as filed on October 23, 1996.